EXHIBIT 99.28

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 9-2003	June 3, 2003

BOLNISI ANNOUNCES DECISION TO PROCEED EARNING
ITS 60% INTEREST IN OPEN-PIT MINE AT OCAMPO.

Gammon Lake Resources Inc. (TSX: GAM; US-OTC: GMLRF) is pleased to announce it has been informed by Bolnisi Gold NL, its Australian partner at the open-pit portion of the company’s Ocampo Gold Project, that Bolnisi has reached a decision to proceed towards earning its 60% interest in the project under the terms of the Earn-In Agreement.

Bolnisi has informed Gammon Lake that, while the Final Feasibility studies are still being reviewed and optimized, a sufficient level of confidence has been reached to allow Bolnisi to complete an indicative financial model of the project which justifies a decision to proceed to meet all earn-in terms, and that Bolnisi is now accordingly commencing negotiations for debt financing to construct the project’s open pit mine.

The terms of the Spanish-language agreement between Bolnisi’s and Gammon Lake’s Mexican subsidiaries are now being finalized to enable Bolnisi to proceed with the necessary permitting applications. Bolnisi has informed Gammon Lake that immediately on receipt of the necessary permits, it will commence construction of the project.

Bolnisi has also informed Gammon Lake that work continues on final resource estimates for the project, on in-pit slope and resource modeling, optimization of reagent and leached flotation concentrate handling, and process plant flow design to maximize the profitability of operations.

In line with this report, Bolnisi has informed Gammon Lake that it continues to work on meeting all terms of its Earn-In Agreement to earn a 60% share of production for the Ocampo open-pit project. Preliminary and unoptimized financial modeling of the project has allowed Bolnisi to reach the decision to proceed in this regard.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in January 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at an annualized rate of not less than 1,250,000 tonnes of ore processed in order to earn its sixty percent (60%) interest. Under the terms of the Earn-In Agreement, Gammon will receive 40% of all production from the open pit mine free of any capital payback requirements. Start of production must be achieved by September 2003, or Bolnisi will be subject to a $C100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by 25 March 2004 or it will not earn its interest.

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As previously reported by Gammon, an independent preliminary engineering/economic analysis conducted by Pincock Allen and Holt on the economics of this Earn-In Agreement estimated an IRR for the project in excess of 139%, and also estimates Gammon’s share of gold-equivalent production from this area, under the Earn-In Agreement if it is achieved, at (gold equivalent) 41,000 to 42,000 ounces on a yearly basis over a five-year production period. The Pincock Allen and Holt report is available on http://www.sedar.com/.

Gammon Lake is also pleased to report that it has commenced a new resource calculation and preliminary scoping study for the significant gold and silver resources it has separately developed to date at its 100%-owned high-grade underground Ocampo project area. The new studies are anticipated for completion and release within one week.

Gammon Lake has completed its first-phase 25,000-meter drill program at the 100%-owned project area, and now plans to substantially expand the drilling in larger second- and third-phase programs. Concurrently, the company is continuing to drill and expand its mineralized resource, with 2.5 kilometers of underground tunneling development now underway.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.